UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

July 23, 2012

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel 39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐   No ☒

Attached hereto and incorporated by reference are the following documents:

1.	The Registrant’s Notice of Annual General Meeting of Shareholders and Proxy Statement for its 2012 Annual General Meeting of Shareholders.
2.	Proxy card for use in connection with the Registrant’s 2012 Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

D. MEDICAL INDUSTRIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of D. Medical Industries Ltd. (the “Company”) will be held on Tuesday, September 4, 2012 at 4:00 p.m. Israel time (9:00 a.m. Eastern time), at the Company’s offices, located at 7 Zabotinsky St., Moshe Aviv Tower, Ramat-Gan, 52520, Israel.

The agenda of the Meeting shall be as follows:

                1.     Approval and ratification of the re-appointment of Kesselman & Kesselman LLP., a member of PricewaterhouseCoopers, as the independent auditors of the Company for the period ending at the close of the next annual general meeting and authorization of the board of directors to determine the independent auditor's compensation.

2.     Approval of the amendments to the Company’s Amended and Restated Articles of Association in accordance with the proposal attached hereto as Appendix A, effective upon shareholder approval.

3.     Subject to the approval of Item 2 above and the declassification of the Board of Directors of the Company, approval of the election of each of Prof. Baruch Mevorach, Dr. Mati Nof, Mr. David Schwartz and Mr. Ilan Flato as a director of the Company, to hold office until the close of the next annual meeting, as set forth in the Company’s Articles of Association and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions therein. Alternatively, in case Item 2 above is not approved, approval of the election of each of Prof. Baruch Mevorach, Dr. Mati Nof and Mr. David Schwartz, as a “Class C” director, to hold office until the close of the annual general meeting to be held in 2015, as set forth in the Company’s Articles of Association and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions therein.

4.     Election of Prof. Yitzhak Katz as external director of the Company and approval of his compensation arrangement.

    In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2011.

The approval of each of Items 1, 2, and 3 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares (“Shares”) present, in person or by proxy, and voting on the matter.

The approval of Item 4 requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders, who (a) are not controlling shareholders of the Company, or (b) do not have personal interest in the election of Prof. Katz (other than a personal interest unrelated to relationships with a controlling shareholder of the Company), present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Only shareholders of record at the close of business on August 6, 2012 (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person may vote by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than 48 hours before the time of the Meeting (i.e., 4:00 p.m. (Israel time) on September 2, 2012). Voting will be done by completing the second part of the proxy card. The form of proxy card is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. The form of proxy card was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Amir Loberman, at 7 Zabotinsky St., Moshe Aviv Tower, Ramat-Gan, 52520, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than August 16, 2012.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose Shares are registered with a Tel-Aviv Stock Exchange Ltd. (the “TASE”) member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

A shareholder, whose Shares are registered with a member of the TASE, is required to prove his share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by at least one shareholder who is present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who holds or represents Shares conferring in the aggregate at least twenty five percent (25%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Tuesday, September 11, 2012, at the same time and place. If a quorum is not present within half an hour of the time designated for the adjourned meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at the Company’s offices at 7 Zabotinsky St., Moshe Aviv Tower, Ramat-Gan, 52520, Israel during normal business hours and by prior coordination with Mr. Amir Loberman (tel: +972.3.6114514).

By Order of the Board of Directors,

Meni Mor, Chairman of the Board of Directors of the Company Dated: July 23, 2012

ii

D. MEDICAL INDUSTRIES LTD.

7 Zabotinsky St., Moshe Aviv Tower, Ramat-Gan, 52520
Israel
_____________________________

PROXY STATEMENT
_____________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 4, 2012

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.32 per share (the “Shares”), of D. Medical Industries Ltd. in connection with the annual general meeting of shareholders of the Company to be held at the Company’s offices at 7 Zabotinsky St., Moshe Aviv Tower, Ramat-Gan, 52520, Israel on Tuesday, September 4, 2012 at 4:00 p.m. Israel time (9:00 a.m. Eastern time), and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “D. Medical” the “Company,” “we” or “our” refer to D. Medical Industries Ltd.

At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

               1.     Approval and ratification of the re-appointment of Kesselman & Kesselman LLP., a member of PricewaterhouseCoopers, as the independent auditors of the Company for the period ending at the close of the next annual general meeting and authorization of the board of directors to determine the independent auditor's compensation.

2.     Approval of the amendments to the Company’s Amended and Restated Articles of Association in accordance with the proposal attached hereto as Appendix A, effective upon shareholder approval.

Subject to the approval of Item 2 above and the declassification of the Board of Directors of the Company, approval of the election of each of Prof. Baruch Mevorach, Dr. Mati Nof, Mr. David Schwartz and Mr. Ilan Flato as a director of the Company, to hold office until the close of the next annual meeting, as set forth in the Company’s Articles of Association and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions therein. Alternatively, in case Item 2 above is not approved, approval of the election of each of Prof. Baruch Mevorach, Dr. Mati Nof and Mr. David Schwartz, as a “Class C” director, to hold office until the close of the annual general meeting to be held in 2015, as set forth in the Company’s Articles of Association and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions therein.

4.     Election of Prof. Yitzhak Katz as external director of the Company and approval of his compensation arrangement.

    In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2011.

Shareholders Entitled to Vote

Only holders of record of Shares at the close of business on August 6, 2012 (the “Record Date”) will be entitled to receive notice of, and to vote at, the Meeting.

As of the date of this Proxy Statement, the Company has 10,814,181 issued and outstanding Shares. Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. If your shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. In order for these shares to be counted, a duly executed proxy must be received by the Company’s Transfer Agent or by the Company, at its registered offices, c/o Mr. Amir Loberman, at 7 Zabotinsky St., Moshe Aviv Tower, Ramat-Gan, 52520, Israel, no later than 48 hours prior to the Meeting, that is on or before September 2, 2012 at 4:00 p.m., Israel time. Shares represented by proxy received after such time will not be counted. Any such proxy may be revoked by such holders at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Mr. Amir Loberman; or (ii) attending the Meeting and voting in person.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of The NASDAQ Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”, other than Item 4.

Expenses and Solicitation

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Amir Loberman, at 7 Zabotinsky St., Moshe Aviv Tower, Ramat-Gan, 52520, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Position Statements should be submitted to the Company no later than August 16, 2012.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

These proxy and proxy card shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about July 23, 2012. This proxy statement and the accompanying proxy card are also available to the public through one the following websites http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

The quorum required consists of at least one shareholder who is present in person or by proxy (or who have delivered to the Company a proxy card indicating their manner of voting) and who holds or represents Shares conferring in the aggregate at least twenty five percent (25%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting shall be adjourned to Tuesday, September 11, 2012, at the same time and place. If a quorum is not present within half an hour of the time designated for the adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

The approval of each of Items 1, 2 and 3 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares (“Shares”) present, in person or by proxy, and voting on the matter. The approval of Item 4 requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders, who (a) are not controlling shareholders of the Company, or (b) do not have personal interest in the election of Prof. Katz (other than a personal interest unrelated to relationships with a controlling shareholder of the Company), present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

ITEM 1: APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF KESSELMAN & KESSELMAN LLP., A MEMBER OF PRICEWATERHOUSECOOPERS, AS THE INDEPENDENT AUDITOR OF THE COMPANY FOR THE PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO DETERMINE THE INDEPENDENT AUDITOR'S COMPENSATION

Under the Companies Law and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s independent auditor. Under the Articles of Association of the Company, our Board of Directors is authorized to determine the compensation of the independent auditor. In addition, the approval by the Company’s Audit Committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of The NASDAQ Stock Market.

Following the recommendation by the Company’s Audit Committee and the Board of Directors, it is proposed that Kesselman & Kesselman LLP., a member of PricewaterhouseCoopers, be re-appointed as the independent auditor of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal year 2011 and have no relationship with the Company or with any affiliate of the Company, except as described in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed with the Commission (the “Annual Report”).

Information on fees paid to the Company’s independent public accountants may be found in the Annual Report.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the reappointment of Kesselman & Kesselman LLP., a member of PricewaterhouseCoopers, as the independent auditors of the Company for the period ending at the close of the next annual general meeting and to authorize the board of directors to determine the independent auditor's compensation.”

ITEM 2: APPROVAL OF THE AMENDMENTS TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF ASSOCIATION IN ACCORDANCE WITH THE PROPOSAL ATTACHED HERETO AS APPENDIX A, EFFECTIVE UPON SHAREHOLDER APPROVAL.

At the Meeting, our shareholders will be asked to approve the amendments to the Company’s Amended and Restated Articles of Association in accordance with the proposal attached hereto as Appendix A, effective upon shareholder approval.

Under our Amended and Restated Articles of Association (prior to the approval of the proposed amendments), our Board of Directors is classified into three classes, and our directors are elected for a term of three years. The term of office of our directors assigned to class A expires at our next annual meeting of shareholders to be held after the date of this Meeting and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class B expires at the second annual meeting of shareholders to be held after the date of this Meeting and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class C expires at this Meeting and at each third succeeding annual meeting thereafter. These provisions don't apply to the election and tenure of external directors.

Under the proposed amendments, the Board of Directors will be declassified and will no longer be divided into three classes. The directors will be elected for a term of one year, and shall hold office until the end of the next annual meeting following the annual meeting in which they were elected, subject to the terms and conditions of the Amended and Restated Articles of Association. If the proposed amendments are adopted, the directors standing for election at this Meeting will stand for election for a one-year term expiring at the 2013 annual meeting, and they and their successors would stand for one-year terms thereafter. The adoption of the proposed amendments would not shorten the terms of our previously elected directors. Accordingly, our other directors ("Class A" directors and "Class B" directors) will continue to hold office until the end of the terms for which they were elected. However, they and their successors will stand for one-year terms thereafter. The amendment is not addressing the election and tenure of external directors, which is governed by the Companies Law.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the amendments to the Company’s Amended and Restated Articles of Association in accordance with the proposal attached hereto as Appendix A, effective upon shareholder approval.”

ITEM 3: SUBJECT TO THE APPROVAL OF ITEM 2 ABOVE AND THE DECLASSIFICATION OF THE BOARD OF DIRECTORS OF THE COMPANY, APPROVAL OF THE ELECTION OF EACH OF PROF. BARUCH MEVORACH, DR. MATI NOF, MR. DAVID SCHWARTZ AND MR. ILAN FLATO AS A DIRECTOR OF THE COMPANY, TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT ANNUAL MEETING, AS SET FORTH IN THE COMPANY’S ARTICLES OF ASSOCIATION AND UNTIL THEIR RESPECTIVE SUCCESSORS ARE DULY ELECTED AND QUALIFIED, UNLESS ANY OFFICE IS VACATED EARLIER PURSUANT TO THE RELEVANT PROVISIONS THEREIN. ALTERNATIVELY, IN CASE ITEM 2 ABOVE IS NOT APPROVED, APPROVAL OF THE ELECTION OF EACH OF PROF. BARUCH MEVORACH, DR. MATI NOF AND MR. DAVID SCHWARTZ, AS A “CLASS C” DIRECTOR, TO HOLD OFFICE UNTIL THE CLOSE OF THE ANNUAL GENERAL MEETING TO BE HELD IN 2015, AS SET FORTH IN THE COMPANY’S ARTICLES OF ASSOCIATION AND UNTIL THEIR RESPECTIVE SUCCESSORS ARE DULY ELECTED AND QUALIFIED, UNLESS ANY OFFICE IS VACATED EARLIER PURSUANT TO THE RELEVANT PROVISIONS THEREIN.

Subject to the approval of Item 2 above and the declassification of the Board of Directors of the Company, our shareholders will be asked to approve the election of each of Prof. Baruch Mevorach, Dr. Mati Nof, Mr. David Schwartz and Mr. Ilan Flato as a director of the Company, to hold office until the close of the next annual meeting, as set forth in the Company’s Articles of Association and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions therein.

Alternatively, in case Item 2 above is not approved, our shareholders will be asked to approve the election of each of Prof. Baruch Mevorach, Dr. Mati Nof and Mr. David Schwartz, as a “Class C” director, to hold office until the close of the annual general meeting to be held in 2015, as set forth in the Company’s Articles of Association and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions therein.

Herein below are details on those directors currently serving on the Board of Directors, and standing for reelection:

Mr. David Schwartz, is the founder and the controlling shareholder of Schwartz Capital Markets (SCM) Ltd., a private investment management organization, which manages financial assets for individual, institutional and corporate clients around the world. Mr. Schwartz is a former executive banker with over 18 years of investment experience at Bank Leumi le-Israel B.M., where he served in various positions. Mr. Schwartz also served as the CEO (and founder) of Impact – Union Bank Investment Portfolio Management between the years 1994-1998 and as the CEO of a former Management Mutual Funds of Mizrahi-Tefahot Bank through the years 1998-2004. Mr. Schwartz holds a B.A. and a Master's Degree from the Department of Public Policy of Tel Aviv University, and holds a Banking Diplomacy. In addition, Mr. Schwartz is authorized by the Israel Securities Authority as an Investment Portfolio Manager.

Mr. Baruch Mevorach, PhD, is the scientific and managing director of Maagar Mochot Institute and lectures in research methods and Statistics, Organizational Behavior and Public Administration in numerous educational institutions in Israel and abroad. Prof. Mevorach has served as the chairman of the board of Impact – Union Bank Investment Portfolio Management, and as a director of Dan – Public Transportation Company, Housing and Development (Shikun u'Phituach), Regent Investments and the Israeli Broadcasting Authority. Prof. Mevorach was a former advisor to leading public and private organizations such as the Israeli Aviation Industry, Clalit HMO, Osem – Nestle, Pelephon cellular company, the Prime Minister's office. Prof. Mevorach holds a Masters degree in Organizational Behavior from the School of Management at Tel Aviv University and a Masters degree from the Department of Political Science at Tel Aviv University. Prof. Mevorach also holds a Masters and a PhD. in Political Science from the University of Minnesota, USA and a Management Professor at Middlesex University, London.

    Mr. Matitiau Zvi Noff, MD, is currently serving as the Head of Foot & Ankle surgery unit at Asaf – Harofe Hospital, Rishon Lezion. Dr. Noff also serves as the President of the Israel Orthopedic Foot & Ankle Society since 2005. Dr. Noff was a co-founder of Colbar R&D Ltd., a private biotechnological startup company which develops and manufactures a range of novel tissue engineering products based on a patented cross-linked collagen technology. Colbar R&D was bought by Jonson & Jonson Company in 2006. Dr. Noff received his medical training and medical degree at the Hebrew University, Hadassa School of Medicine, Jerusalem and his training in Orthopedic Surgery at Kaplan Hospital, Rehovot Israel.

    Mr. Ilan Flato, Adv., currently serves as the President of the Association of Publicly Traded Companies in   Israel, the chairman of the board on "Galcon", a manufacturer of computerized irrigation controllers and systems for residential and professional gardeners, landscapers and municipalities, the chairman of the audit committee and director of "Emblaze", and as a director and member of the audit Committee in "Tower-Jazz" Semiconductor, an Israeli company specializing in the development and manufacturing of semiconductors and integrated circuits for the electronics industry. Mr. Flato also serves as member of the board and chairmen of the investment Committee in "Gal" & "Hagomel" mutual fund. Between the years 1997-2004, Mr. Flato served as the vice president and as a management member at Mizrahi Bank. Prior to that, between the years 1992-1996, Mr. Flato served as an economic advisor to the Prime Minter of Israel and from 1982–1991, he was responsible for the Defense budget as the Deputy Director at the budget department in the Ministry of Finance. Mr. Flato holds a B.A in Economics from Tel Aviv University, L.L.B form Netanya Academic College, M.A in law from bar-Ilan University, and M.A. in Information Technology from Clark University, USA.

   The discussion in the nomination of the persons above to serve as directors in the Company was requested by Mr. Shimon Cohen, as shareholder of the Company, in accordance with Section 66 of the Companies Law. Our Board of Directors considered Mr. Cohen's nominees and resolved to recommend the Company's shareholders to vote in favor of these nominees. Each of the director nominees has certified to the Company that he complies with all requirements under the Israeli Companies Law for serving as a director. The Board of Directors has determined that each of the director nominees is independent under the NASDAQ Stock Market Listing Rules.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED,  Subject to the approval of Item 2 above and the declassification of the Board of Directors of the Company, approval of the election of each of Prof. Baruch Mevorach, Dr. Mati Nof, Mr. David Schwartz and Mr. Ilan Flato as a director of the Company, to hold office until the close of the next annual meeting, as set forth in the Company’s Articles of Association and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions therein. Alternatively, in case Item 2 above is not approved, approval of the election of each of Prof. Baruch Mevorach, Dr. Mati Nof and Mr. David Schwartz, as a “Class C” director, to hold office until the close of the annual general meeting to be held in 2015, as set forth in the Company’s Articles of Association and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions therein. ”

ITEM 4: ELECTION OF PROF. YITZHAK KATZ AS EXTERNAL DIRECTOR OF THE COMPANY AND APPROVAL OF HIS COMEPNSATION ARRAGEMENT.

At the Meeting, shareholders will be asked to elect Prof. Yitzhak Katz as an External Director of the Company for a term of three years, in accordance with our Amended and Restated Articles of Association and the Companies Law.

The compensation of the Company's external directors is regulated by the Companies Regulations (Rules Regarding Compensation and Expenses to an External Director), 2000, and the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 2000 (collectively, the “Regulations”)

Under the Companies Law and the Regulations, a company is generally required to pay its external directors a minimum cash compensation in the form of an annual fee and a per meeting attendance fee (including board committees). A nominee for external director must be informed of the compensation to be paid by a company prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during the three-year term of service. Also, the same compensation must be paid to each of the Company’s external directors (except that “expert external directors” may receive higher compensation than non-experts).

Our Audit Committee and Board of Directors have approved and ratified the compensation for external directors. The compensation consists of an annual fee and a per meeting attendance fee equal to the minimum statutory amount applicable to companies of the Company’s size, as set forth from time to time in the Regulations. Accordingly, if Prof. Katz is elected as an external director at the Meeting, he will be entitled to the minimum statutory amount under the Regulations, which is currently an annual fee of NIS 22,500 and a per meeting attendance fee equal to NIS 1,060, linked to the Israeli Consumer Price Index.

Herein below are details regarding Prof. Katz:

Mr. Ytzhak Katz, PhD, is currently the CEO and founder of Maagar Mochot Institute, one of Israel's leading research institutions, established in 1992. The institution specializes in supporting major decision makers in the public, private and third sector organizations, with vital information through the collection and analysis of data, based upon surveys and other quantitative and qualitative research methods. Prof. Katz serves as a director and chairman of the audit committee in Impact – Union Bank Investment Portfolio Management. Prof. Katz previously served as a director in Youvalim – Pension Fund Management, Youvalim - Training and Development Fund Management, "Leumit" HMO, and as an advisor to the late Ytzhak Modai, Israel's Finance Minster in the early 90's.  Prof. Katz is a member of the World Association for Public Opinion Research (Wapor).He published numerous articles in professional and academic journals and is a recipient of the Jim Ingelton award from the IICC – Israel Intelligence Heritage and Commemoration Center. Prof. Katz holds a PhD, in Political Science from Tel Aviv University and a Professorship of Public Administration at Middlesex University, London.

Prof. Katz has certified to the Company that he complies with all requirements under the Companies Law for serving as an external director. The Board of Directors has determined that Prof. Katz is independent under the NASDAQ Stock Market Listing Rules and qualifies as an audit committee financial expert.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to elect Prof. Yitzhak Katz as an External Director of the Company for a three-year term, and approve his compensation arrangement, as described above.”

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,
Meni Mor Chairman of the Board of Directors of the Company Dated: July 23, 2012

Appendix A

AMENDMENT NO. 1
TO
AMENDED AND RESTATED ARTICLES OF ASSOCIATION
OF
D. MEDICAL INDUSTRIES LTD.

Articles 50-55 shall be deleted in their entirely, and be replaced with the following:

"50.         The number of directors on the Board shall be no less than three (3) but no more than eleven (11), and shall include at least two External Directors.

51.           The directors of the Company shall be elected at each Annual Meeting by a Simple Majority and shall hold office until the end of the next Annual Meeting and so long as an Annual Meeting is not convened, unless their office is vacated prior thereto in accordance with the provisions of these Articles and the Statutes. This Article shall not apply to the election and tenure of External Directors, in respect of whom the provisions of the Statutes shall apply.

52.           As long as the number of directors serving on the Board is less than the maximal number of directors under Article 50, the Board can act to appoint directors to the Board of Directors.

53.           Should a director cease serving, the remaining directors may continue to act, provided that their number shall be not less than the minimal number of directors mentioned under Article 50 above. In the event the number of directors is less than the minimal number, the directors can act to appoint directors so the number of directors in office shall be equal to or higher than the minimal number mentioned under Article 50 above or alternatively can act to call a Special Meeting to elect directors.

54.           The appointment of a director by Board shall be in effect until the next Annual Meeting or until he or she shall cease serving in office pursuant to the provisions of these Articles.

55.           The term of office of a director shall commence on the date of such director's election by the general meeting or by the Board or on a later date, should such date be determined in the resolution of appointment of the general meeting or of the Board."

D. MEDICAL INDUSTRIES LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

September 4, 2012

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of D. Medical Industries Ltd. (the “Company”), do hereby nominate, constitute and appoint Efraim Argaman and Amir Loberman, or any one of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.32 per share, of the Company, held in my name on its books as of August 6, 2012, at the Annual General Meeting of Shareholders to be held on September 4, 2012 (or as otherwise adjourned). By my signature, I herby revoke any and all proxies previously given.

This proxy, when properly executed, will be voted in the manner directed on the reverse side by the undersigned shareholder. If no direction is made, the proxy will NOT be voted for proposal 4. Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

D. MEDICAL INDUSTRIES LTD.

September 4, 2012

Please sign, date and mail
   your proxy card in the

envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

FOR	AGAINST	ABSTAIN
1.
Approval and ratification of the re-appointment of Kesselman & Kesselman LLP., a member of PricewaterhouseCoopers, as the independent auditor of the Company for the period ending at the close of the next annual general meeting and authorization of the board of directors to determine the independent auditor's compensation.
	☐	☐	☐

2.
Approval of the amendments to the Company’s Amended and Restated Articles of Association in accordance with the proposal attached to the proxy statement as Appendix A, effective upon shareholder approval.
	☐	☐	☐

3.
Subject to the approval of Item 2 above and the declassification of the Board of Directors of the Company, approval of the election of each of Prof. Baruch Mevorach, Dr. Mati Nof, Mr. David Schwartz and Mr. Ilan Flato as a director of the Company, to hold office until the close of the next annual meeting, as set forth in the Company’s Articles of Association and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions therein. Alternatively, in case Item 2 above is not approved, approval of the election of each of Prof. Baruch Mevorach, Dr. Mati Nof and Mr. David Schwartz, as a “Class C” director, to hold office until the close of the annual general meeting to be held in 2015, as set forth in the Company’s Articles of Association and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions therein.
	☐	☐	☐

4.	Election of Prof. Yitzhak Katz as external director of the Company and approval of his compensation arrangement.	☐	☐	☐

YES	NO

Are you a controlling shareholder in the Company, or have a personal interest in the election of Prof. Katz (other than a personal interest unrelated to relationships with a controlling shareholder of the Company? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 4).
☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.   When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.